Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, Fourth Floor
Milwaukee, Wisconsin 53202

March 26, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
McKinley Diversified Income Fund (S000040230)

Dear Mr. Minore:

This correspondence is being filed in response to your March 1, 2013 comments provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 486 to its registration statement.  PEA No. 486 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 11, 2013, and is designated to become effective on March 27, 2013.  The purpose of PEA No. 486 was to add a new series of the Trust, McKinley Diversified Income Fund (the “Fund”).  The Trust is filing this correspondence with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.
In the Fees and Expenses table on page 1 of the Summary Section of the Fund’s Prospectus, the 45 basis points listed under Other Expenses do not appear to include the 15 basis points for shareholder servicing.  Please clarify.

The Trust responds by making the appropriate change in the Fee Table to reflect the total Other Expenses of 60 basis points.

2.	Please file McKinley Capital Management, LLC’s (the “Adviser”) Operating Expense Limitation Agreement as an Exhibit to the Fund’s 485BPOS filing.

The Trust responds by affirming that the “Operating Expenses Limitation Agreement” is filed herewith as an Exhibit to this post-effective amendment to the Trust’s registration statement.

3.
The first paragraph under “Principal Investment Strategies” on page 2 of the Prospectus indicates that the Fund may invest in convertible securities as a type of equity security.  Please note that to be equivalent to equity securities, convertible securities should be “in the money” and “immediately exercisable.”  Please confirm that the convertible securities discussed meet these criteria.

After confirming with the Adviser, the Trust responds by removing the language regarding convertible securities from the Prospectus, since it will not exclusively qualify as equity-equivalent securities.  The discussion of convertible security investments and risks will remain only in the SAI, as the Adviser has determined that it will not be a principal investment strategy of the Fund.

4.
The first paragraph under the “Principal Investment Strategies” on page 2 of the Prospectus states that up to 25% of the Fund’s net assets may be invested in Master Limited Partnerships (“MLPs”) and up to 60% of the Fund’s net assets may be invested in real estate investment trusts (“REITs”).  Please identify the types of MLPs and REITs in which the Fund may invest and provide expanded risk disclosure.

After confirming with the Adviser, the Trust responds by stating that the Fund’s investments in MLPs or REITs will not be focused on any specific types or industries beyond the general descriptions currently disclosed.

5.
The second paragraph under the “Principal Investment Strategies” on page 2 of the Prospectus indicates that the Fund’s investments in other investment companies will be to gain exposure to debt securities.  Please clarify whether such exposure will include “junk” bonds and if so, please describe the lowest grade of junk bond security in which the Fund may indirectly invest, including any associated risks.

The Trust responds by inserting appropriate disclosure to reflect the range of “junk” bonds in which the underlying funds may invest along with any associated risks.

6.	Within the ETF Trading Risk disclosure on page 3 of the Prospectus, please include discussion indicating that the ETF in which the Fund invests may fail to track the ETF’s index.

The Trust responds by adding this additional risk disclosure to the ETF Trading Risk discussion.

7.
Under the ETF Trading Risk and REIT and Real Estate Risk disclosures on page 3 of the Prospectus, please disclose that possible higher fees referenced in relation to these risks are not reflected in the Fund’s fee and expense table presentation.

The Trust responds by including the disclosure as requested.

8.	Within the “Tax Information” section on page 4 of the Prospectus, please include a statement indicating that investments in the Fund through a tax-deferred arrangement may be taxed upon withdrawal.

The Trust responds by including the disclosure as requested.

9.
Under “The Adviser’s Prior Performance” section on page 11 of the Prospectus, the Trust references the “U.S. Equity Income Wrap Composite.”  Please disclose in plain English what is meant by the term “Wrap” and explain why this Composite was selected.

The Trust responds by adding this additional disclosure.

10.	Under “The Adviser’s Prior Performance” section on page 11 of the Prospectus, please revise the fourth sentence of the first paragraph as follows:

“The Composite includes all accounts managed by the Adviser…”

Additionally, please indicate to the extent the Adviser has managed any substantially similar portfolios and include such funds in the Composite.

The Trust responds by making the change above as requested.  Additionally, the Trust has clarified that the Adviser has included all accounts managed in a substantially similar manner in the Composite.

11.
In “The Adviser’s Prior Performance” section on page 11 of the Prospectus, with regard to the last sentence of the first paragraph, please clarify whether the exclusion of accounts would cause the composite performance presentation to be misleading.

After confirming with the Adviser, the Trust responds by indicating that the exclusion of certain accounts from composite performance has not caused the presentation to be misleading.

12.	In “The Adviser’s Prior Performance” section on page 11 of the Prospectus, for the second paragraph, first sentence, change the word “indices” to “index.”

The Trust responds by making the suggested change.

13.
In the fifth paragraph under “The Adviser’s Prior Performance” section on page 11 of the Prospectus, please replace the phrase “what each Fund’s performance would have been,” with, “what the Fund’s performance would have been, had the Fund’s operating expenses been given effect.”

The Trust responds by making the suggested change.

14.
With regard to the sixth paragraph under “The Adviser’s Prior Performance” section on page 11 of the Prospectus, please briefly summarize in plain English what the terms “time-weighted” and “dollar-weighted” mean.

The Trust responds by making the suggested changes.

15.
On page 12 of the Prospectus, capitalize or underline the term “not” above the Composite table.  Additionally, please provide average annual total returns, not annualized returns.  Disclose that composite returns are pre-tax total returns.  With regard to the selection of the S&P 500 Index as the benchmark for the Composite, please indicate whether the Fund’s performance will be benchmarked against this index, and if not, explain in a footnote why you have included this index.

The Trust responds by making the requested changes and by including the Russell Large Cap High Dividend Index as a referenced index in addition to the S&P 500 Index.

16.	At the bottom of page 12 of the Prospectus, in the Composite chart, confirm that January 1, 1991 is the inception date of the Composite.

The Trust responds by confirming that January 1, 1991 is the inception date of the Composite.

17.
Please revise the graphical presentation at the bottom of page 12 of the Prospectus so that “U.S. Equity Income Wrap Composite Performance” is shown net of fees.  Please note that net presentation may be accompanied with a gross presentation, but must include an explanatory note as to why such presentation is helpful to the investor.  Additionally, in the revised graphical presentation, please use consistent period spreads that begin the inception date (January 1, 1991) and run through December 31, 2012.

The Trust responds by making the suggested changes and will only present net results.

18.
In the SAI, page B-18, in the section titled “Investment Restrictions,” with regard to the first fundamental policy, the last sentence should be deleted as it is also in paragraph 6 on the next page, which is where it belongs.

The Trust responds by making the suggested change.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of Professionally Managed Portfolios

cc:  Domenick Pugliese, Esq., Paul Hastings LLP